Exhibit 99.B(h)(xxvii)

Schroder Investment Management North America Inc.
875 Third Avenue, 22nd Floor, New York, NY 10022-6225

October 17, 2014

Schroder Series Trust
875 Third Avenue, 22nd Floor
New York, NY 10022

Re: Fee Waivers and Expense Reimbursements

Dear Ladies and Gentlemen:

This is to inform you that we hereby agree, from October 17, 2014 through February 29, 2016, to pay or reimburse the Schroder Broad Tax-Aware Value Bond Fund (the “Fund”) to the extent that the total annual operating expenses of the Fund (other than acquired fund fees and expenses, interest, taxes and extraordinary expenses) allocable to the Fund’s Investor Shares exceed the following annual rate (based on the average daily net assets attributable to Investor Shares of the Fund): 0.46%.

This letter agreement may only be terminated during its term by the Board of Trustees of Schroder Series Trust.

Sincerely,

Schroder Investment Management North America Inc.

By:	/s/ Mark A. Hemenetz
Name:	Mark A. Hemenetz
Title:	Chief Operating Officer